U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 17, 2008

VIA EDGAR TRANSMISSION

Christina Diangelo
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Room 5422
Washington, D.C. 20549

Re:  THE PURISIMA FUNDS

Dear Ms. Diangelo:

This letter is in response to the Staff’s oral comments and suggestions on November 24, 2008 pursuant to your review of (1) the Form N-CSR filed on November 7, 2008 and amended on November 12, 2008; (2) the Form N-PX filed on August 22, 2008; and (3) the Form N-Q filed on July 30, 2008, with respect to The Purisima Funds (the “Trust”) and its series, the Total Return Fund and the All-Purpose Fund (the “Funds”).  For your convenience, your comments and suggestions are summarized below set forth in bold typeface.  The Trust’s responses immediately follow your summarized comments and suggestions.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS PROVIDED NOVEMBER 24, 2008

1.           The Staff requested that, when applicable, the Trust provide a brief explanation of the reason for an amendment to a filing.

Response 1:  The Trust agrees to comply with this request in the future.

2.           The Staff noted in the Funds’ Form N-CSR filed on November 7, 2008, that the plot points for the “Growth of $10,000” graph for the All-Purpose Fund appear to be incorrect.

Response 2:  The Trust agrees and notes that this and several other errors were made in the process of converting the annual report documents into EDGAR filing format.  After the original filing on November 7, 2008, the errors were detected and thereafter corrected in the amended Form N-CSR filing on November 12, 2008.

3.           The Staff noted that in the Expense Example for each Fund, the narrative makes reference to transaction costs.  The Staff noted that since the Fund charges no transaction fees, this reference could be removed.

Response 3:  The Trust confirms that there are no transaction costs associated with the purchase or sale of Fund shares, however, the Trust will continue to reference transaction costs in future shareholder reports as it prefers to conform the narrative to the exact language used in the instructions to Form N-1A.

4.           The Staff requested that the Trust confirm that the expense ratio of 1.41% reported in the footnote to the Expense Example for the Total Return Fund is for the six months ended August 31, 2008.

Response 4:  The Trust confirms that the stated expense ratio of 1.41% was calculated for the six months ended August 31, 2008.  .

5.           The Staff noted that on the Statement of Operations of the Total Return Fund, Interest Expense was shown “below the line” that sums operating expenses.  The Staff noted that the current AICPA Audit and Accounting Guide for Investment Companies indicates that Interest Expense should be shown “above the line” and therefore included in the total operating expenses.  Further, the Staff requested that the Trust represent that Interest Expense would be included in the expense table of the Fund’s prospectus.

Response 5:  The Trust will comply with this request in future financial statements.  The Trust represents that it will include Interest Expense in the fee table and calculation of hypothetical expenses included in the prospectus.

6.           The Staff noted that in the Notes to the Financial Statements for each Fund, reference is made to the Advisor being obligated to waive expenses in excess of 1.50%.  The Staff requests that the Funds explicitly disclose any exclusions to this waiver agreement in both the financial statements and the prospectus.  Additionally, the Staff suggests the disclosure be enhanced to specifically state that the Advisor “contractually” agrees to waive expenses.

Response 6:  The Trust clarifies that Interest Expense, Dividends on Short Positions, and extraordinary expenses, if applicable, are exclusions of the expense limitation agreements.  The Trust agrees to explicitly disclose this information in future financial statements and in the prospectus.  Additionally, the Trust agrees to specifically indicate that the Advisor “contractually” agrees to reimburse the applicable Fund for expenses that exceed the contractual limit.

7.           The Staff noted that in the Expense Example in the financial statements for the All-Purpose Fund, there is a footnote reference to the “four month period”.  The Staff asks that the Trust confirm that the reference should have been made to the “six-month” period and that all calculations were made based on the six month period.

Response 7:  The Trust agrees that a typographical error was made and confirms that the reference should have been made to the six month period.  All calculations were made based on the six month period.

8.           The Staff noted that accrued audit fees presented on the Statement of Assets and Liabilities for the All-Purpose Fund were in excess of the current annual expense.  The Staff requests that the Trust confirm that the financial statements are correct and that the accrued audit fees have been paid.

Response 8:  The Trust confirms that the financial statements are correct as presented and that the accrued audit fees were paid subsequent to the date of the financial statements.

9.           The Staff noted the Form N-PX filed on August 22, 2008 contains no information for the All-Purpose Fund.  The Staff requests that the Trust confirm that there were no proxies voted by the All-Purpose Fund and asks that in future Form N-PX filings it be noted that no proxies were voted if the situation dictates.

Response 9:  The Trust agrees to comply with this request in the future and confirms that no proxies were voted by the All-Purpose Fund during the 12-month period ended June 30, 2008.

10.           The Staff requested that the Schedules of Investments filed on the Trust’s Form N-Q be labeled “Unaudited”.

Response 10:  The Trust agrees to comply with this request in the future.

11.           The Staff noted that the Form N-Q filed on July 30, 2008 contains a footnote for each Fund that stated that “Because tax adjustments are calculated annually, the above table does not reflect tax adjustments.  For the previous fiscal year’s federal income tax information, please refer to the Notes to Financial Statements section in each Fund’s most recent semi-annual or annual report.”  The Staff commented that in accordance with Rule 12-12 of Regulation S-X, the tax adjustments used in preparation of the table reporting tax cost of each portfolio’s investments should be calculated on a quarterly basis.

Response 11: The Trust respectfully disagrees with the Staff’s suggestion that the each Fund calculate tax adjustments on a quarterly basis.  There is no guidance related to Regulation S-X that suggests a requirement to calculate these tax adjustments on a quarterly basis.  Furthermore, the nature of these calculations is such that making these adjustments would not necessarily result in a more accurate statement of the Fund’s overall tax cost position.  Finally, the Trust suggests that these calculations are onerous and that the cost of making these calculations exceeds the benefit, especially in consideration of the nature of the adjustments as suggested above.  The Trust submits that the current calculation methodology accurately states, in all material respects, the tax cost, unrealized appreciation and unrealized depreciation for each Fund.

If you have additional questions, please do not hesitate to contact me at (626)-914-7385.

Sincerely,

/s/ Michael J. Ricks

Michael J. Ricks
Assistant Vice-President, U.S. Bancorp Fund Services, LLC
and Treasurer, The Purisima Funds